Exhibit 99.3

Form T Site

Israel Corporate

Registrar no.: 303448

To:	The Securities Authority	The Tel Aviv Securities Exchange Ltd.	Tav091 (Public)	Transmitted on MAGNA:15/03/2020
	www.isa.gov.il	www.tase.co.il		Reference
2020-01-024786

Immediate Report on the appointment of an Senior Officeholder except for the appointment of a director/chairman of the board of directors and with the exception of individual serving on behalf of a corporation that is a director:

Regulation 34(b) of the Securities Regulations (Immediate and Periodical Report) 1970

Explanation: If also appointed as a director or chairman of the board, form Tav093 must be completed.

Explanation: According to regulation 34(b) of the Securities Regulations (Immediate and Periodical Report) 1970, along with the submission of this form, List of Senior Officeholders must be submitted under Form 097.

1.	Last name and first name: Evyatar Cohen

Last name and first name in English as written in passport: Evyatar Cohen

Gender: Male

ID no. and type: ID

Number Id no.: 025104464

Citizenship: Private individual with Israeli citizenship

2.	Date of Birth: February 28, 1973

3.	Address for legal correspondence: 45 Shmu'el Tamir st., Tel-Aviv, Israel 6963723

4.	Start of term in office: March 15 2020

5.	Positions to which they are appointed:

Chief Financial Officer	________________

 If appointed as the CEO of the corporation, or is the relative of the CEO, does he also serves as the chairman of the board of directors: _________________

The appointment was approved at the General Meeting on __________________

6.	Prior position in the company prior to appointment:

Accountant

7.	Education:

Title	Range	Name of Academic Institution
Bachelor	Accounting	College of Management
Master	Law	Bar Ilan University

8.	Primary activities in the past 5 years:

Position filled	Place of work	Time in office
Accountant	Ability Inc,	Four and a half years
Chief Financial Officer and financial consultant	Several public companies traded in the United States, Israel and Europe as well as privately held companies.	More than Five Years

9.	The Senior Officeholder serve in other positions in the corporation, a subsidiary or a related company or of a corporate interested party

Explanation: if he serve in other positions in the corporation, a subsidiary or a related company or of a corporate interested party please specify

Authorized signatory in the subsidiaries companies

10.	The Senior Officeholder is not a family member of another Senior Officeholder or an interested party in the corporation.

Explanation: if the Senior Officeholder is a family member of another Senior Officeholder or an interested party in the corporation, please specify.

11.	a. The Senior Officeholder does not hold corporate securities.

The following are their holdings:

Name, Type and Series of Security	Security no. on Stock Exchange	Number of Securities	Dormant	Stake Capital Vote	Stake (Fully Diluted) Capital Vote
Options	1111111	25,000	-------------	0 0	0.18 0.18

b. The Senior Officeholder does not hold securities of a subsidiary or related company of the corporation.

Details of the Signatories on behalf of the Corporation:

	Name of Signatory	Position
1	Anatoly Hurgin	Chairman of the Board and CEO ----------------------------

Explanation: pursuant to Regulation 5 of the Periodic and Immediate Reports Regulations (5730-1970), a report submitted under said regulations must be undersigned by Corporate Signatories. Staff position on this matter may be found on the Authority's website: click here.

The reference numbers of the previous documents on the subject (any citation made does not constitute inclusion by way of reference)

The securities of the Corporation are not listed for trading on the Tel Aviv Stock Exchange	Form structure updated on: 18/02/2020

Abbreviated Name: Ability

Address: 14 Yad Harutsim St., Tel Aviv 6770007                   Telephone: +972-3-687 9777, Fax: +972-3-537 6483

Email: evyatar@profinance.co.il Company Website: www.interceptors.com

Previous names of reporting entity:

Name of Electronic Reporter: Yanai Andrei Their Job Title: External Legal Consultant Name of Employing Company: Barnea & Co. Law Firm

Address: 58 Harakevet St., Tel Aviv 677016 Telephone: +972-3-6400600 Fax: +972-3-640 0650 Email: ayanai@barlaw.co.il